FORM 18-K/A
For Foreign Governments and Political subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
ANNUAL REPORT
of
PROVINCE OF NOVA SCOTIA CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2009
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
DANIEL SULLIVAN
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10020-1175

DAVID H. LANDAU	BYRON G. RAFUSE
Katten Muchin Rosenman LLP	Associate Deputy Minister of Finance
575 Madison Avenue	Province of Nova Scotia
New York, New York 10022-2585	P.O. Box 187
Halifax, Nova Scotia B3J 2N3

*	The Registrant filed this annual report on a voluntary basis.

     In connection with the issuance by the Province of Nova Scotia of U.S.$750,000,000 aggregate principal of its 2.375% Bonds due July 21, 2015 (the “Bonds”), the undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report (the “Annual Report”) on Form 18-K for the fiscal year ended March 31, 2009, as set forth in the pages attached hereto:
     The following additional exhibits are added to the Annual Report:

Exhibit
1.1	Terms Agreement, dated July 13, 2010, between Province of Nova Scotia and Banc of America Securities LLC, as Representative of several Underwriters named therein, with Province of Nova Scotia Underwriting Agreement Standard Provisions (Debt Securities), dated July 13, 2010, attached thereto

4.1	Fiscal Agency Agreement dated as of July 21, 2010, between Province of Nova Scotia and The Bank of New York Mellon, as fiscal agent, registrar, transfer agent, principal paying agent and DTC custodian

4.2	Form of Bond (included in Exhibit 1 to the Fiscal Agency Agreement attached hereto as Exhibit 4.1)

5.1	Opinion and Consent of the Attorney General of the Province of Nova Scotia

5.2	Opinion and Consent of Katten Muchin Rosenman LLP, special United States tax counsel to the Province of Nova Scotia

99.1	Itemized list of estimated expenses incurred or to be incurred or borne by or for the account of the Province of Nova Scotia in connection with the issuance of the Bonds
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, its authorized agent.

Province of Nova Scotia
By:	/s/ Byron G. Rafuse
Associate Deputy Minister of Finance

     Date:  July 21, 2010

EXHIBIT INDEX

Exhibit
Number	Description
1.1	Terms Agreement, dated July 13, 2010, between Province of Nova Scotia and Banc of America Securities LLC, as Representative of several Underwriters named therein, with Province of Nova Scotia Underwriting Agreement Standard Provisions (Debt Securities), dated July 13, 2010, attached thereto

4.1	Fiscal Agency Agreement dated as of July 21, 2010, between Province of Nova Scotia and The Bank of New York Mellon, as fiscal agent, registrar, transfer agent, principal paying agent and DTC custodian

4.2	Form of Bond (included in Exhibit 1 to the Fiscal Agency Agreement attached hereto as Exhibit 4.1)

5.1	Opinion and Consent of the Attorney General of the Province of Nova Scotia

5.2	Opinion and Consent of Katten Muchin Rosenman LLP, special United States tax counsel to the Province of Nova Scotia

99.1	Itemized list of estimated expenses incurred or to be incurred or borne by or for the account of the Province of Nova Scotia in connection with the issuance of the Bonds